Filed pursuant to Rule 424(b)(3)

Registration No. 333-55404

DIVIDEND REINVESTMENT PLAN

Dear Occidental Stockholder:

We are pleased to provide you with this prospectus describing Occidental Petroleum Corporation’s Dividend Reinvestment Plan in connection with the appointment of a new plan administrator, Wells Fargo Bank N.A. This plan enables our stockholders to purchase additional shares of Occidental’s common stock.

To participate, you must meet the following requirements:

•	Own of record or have in your account at least 25 shares of Occidental’s common stock or 25 shares of Occidental’s preferred stock.

•	Have the dividends on at least the greater of 25 shares or 10% of your share balance invested pursuant to the plan at all times.

If you meet these requirements and elect to participate in the plan, you will enjoy the following advantages:

•	You may purchase common stock at current market prices by reinvesting your common or preferred stock cash dividends without paying any trading fees or service charges.

•	You may also invest in additional shares of common stock at current market prices by making optional cash investments without paying any trading fees or service charges. Optional cash investments must be at least $50 and cannot total more than $10,000 per calendar month.

To enroll in the plan, any eligible stockholder may join the plan by contacting the plan administrator or accessing your account through shareowneronline.com.

If you do not participate in the plan, you will continue to receive cash dividends as they are declared and paid.

Sincerely,

STEPHEN I. CHAZEN

PRESIDENT AND CHIEF EXECUTIVE OFFICER

PROSPECTUS

OCCIDENTAL PETROLEUM CORPORATION

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan (“Plan”) of Occidental Petroleum Corporation (“Occidental”) provides eligible holders of its common stock and eligible holders of any series of preferred stock outstanding with a convenient and economical method of purchasing shares of Occidental’s common stock without paying trading fees or service charges. To participate in the Plan, you must own of record or have in your account at least 25 shares of common stock or 25 shares of preferred stock and have the dividends on at least the greater of 25 shares or 10% of your share balance invested under the Plan at all times.

As a participant in the Plan, you may, without paying any trading fees or service charges:

•	Have cash dividends on at least the greater of 25 shares or 10% of your share balance of common stock or preferred stock automatically reinvested in additional shares of common stock.

•	Invest additional optional cash investments of not less than $50, up to $10,000 per calendar month, for the purchase of shares of common stock for your accounts enrolled in the Plan.

If you do not elect to participate in the Plan, you will continue to receive cash dividends, by check or direct deposit, as usual.

Wells Fargo Bank N.A. is the newly appointed administrator for the Plan (the “Plan Administrator”) and performs all services for the Plan.

This prospectus relates to 836,898 authorized and unissued shares of common stock reserved for issuance under the Plan. Please keep this prospectus for future reference, as it contains a summary of the terms and conditions governing the Plan.

An investment in Occidental involves risks. You should carefully consider the risk factors described under “Risk Factors” beginning on page 3 of this prospectus before enrolling in the Plan.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 7, 2015.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, and the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of such document. Our business, financial condition, results of operation and prospects may have changed since those respective dates.

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ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Occidental,” “the Company,” “we,” “us,” and “our” refer to Occidental Petroleum Corporation and its direct and indirect subsidiaries, references to “common stock” or “shares” refer to our common stock, $0.20 par value, references to “preferred stock” refer to our preferred stock, $1.00 par value and references to “stock” refer to our common stock and preferred stock, together.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including us. These reports, proxy statements and other information can also be accessed through the Investor Relations section of our website at www.oxy.com. Information on our website does not constitute part of, and is not incorporated by reference in, this prospectus and should not be relied upon in connection with making any investment decision with respect to our securities.

This prospectus is part of a registration statement we filed with the SEC to register the shares sold pursuant to the Plan. This prospectus does not include all of the information you can find in the registration statement or the exhibits to the registration statement. The full registration statement can be obtained from the SEC as indicated above or from us.

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to the date of this prospectus, or contained in any related free-writing prospectus, will automatically be deemed to update and supersede this information. We incorporate by reference the following documents (except for “furnished” information described below) which have been filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 23, 2015, including information specifically incorporated by reference into such Annual Report on Form 10-K from our Proxy Statement for our 2015 Annual Meeting of Stockholders, filed on March 24, 2015;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015, filed on May 6, 2015, for the quarter ended June 30, 2015, filed on August 4, 2015, and for the quarter ended September 30, 2015, filed on October 30, 2015; and

•	our Current Reports on Form 8-K filed on May 7, 2015, June 12, 2015, June 23, 2015 and October 14, 2015.

We also incorporate by reference all documents we may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus until the termination of the offering under this prospectus.

Information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future Current Report on Form 8-K (including the Current Reports on Form 8-K listed above) that we file with the SEC, unless otherwise expressly specified in such report, is not incorporated by reference in this prospectus.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

Attn: Corporate Secretary

Telephone: (713) 215-7000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements and involve risks and uncertainties that could materially affect expected results of operations, liquidity, cash flows and business prospects. Factors that could cause results to differ materially include, but are not limited to:

•	global commodity pricing fluctuations;

•	supply and demand considerations for Occidental’s products;

•	higher-than-expected costs;

•	the regulatory approval environment;

•	reorganization or restructuring of Occidental’s operations;

•	not successfully completing, or any material delay of, field developments, expansion projects, capital expenditures, efficiency projects, acquisitions or dispositions;

•	uncertainties about the estimated quantities of oil and natural gas reserves;

•	lower-than-expected production from development projects or acquisitions;

•	exploration risks;

•	general economic slowdowns domestically or internationally;

•	political conditions and events;

•	liability under environmental regulations including remedial actions;

•	litigation;

•	disruption or interruption of production or manufacturing or facility damage due to accidents, chemical releases, labor unrest, weather, natural disasters, cyber attacks or insurgent activity;

•	failure of risk management;

•	changes in law or regulations; and

•	changes in tax rates.

Words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes generally indicate forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Unless legally required, we do not undertake any obligation to update any forward-looking statements, as a result of new information, future events or otherwise. Certain risks that may affect our results of operations and financial position appear under the heading “Risk Factors” and elsewhere in our most recent Annual Report on Form 10-K, which is incorporated herein by reference, as well as in any of our subsequently filed quarterly or current reports that are incorporated herein by reference and any applicable prospectus supplement.

OUR COMPANY

Our principal businesses consist of three segments. The oil and gas segment explores for, develops and produces oil and condensate, natural gas liquids (“NGLs”) and natural gas. The chemical segment mainly manufactures and markets basic chemicals and vinyls. The midstream, marketing and other segment (the “midstream and marketing segment”) gathers, processes, transports, stores, purchases and markets oil, condensate, NGLs, natural gas, carbon dioxide and power. It also trades around its assets, including transportation and storage capacity, and trades oil, NGLs, gas and power. Additionally, the midstream and marketing segment invests in entities that conduct similar activities.

Our principal executive offices are located at 5 Greenway Plaza, Suite 110, Houston, Texas 77046; telephone: (713) 215-7000.

RISK FACTORS

Investing in Occidental involves risks. Before you invest, you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q and any subsequently filed Current Reports on Form 8-K, which are incorporated herein by reference together with all of the other information included in this prospectus and the documents we incorporate by reference herein and therein.

DESCRIPTION OF THE PLAN

The following is a summary, in question-and-answer form, of the provisions of the Plan.

Purpose

1.	What is the purpose of the Plan?

The primary purpose of the Plan is to provide holders of record of shares of common stock and preferred stock with a convenient method of purchasing additional shares of common stock without paying any trading fees or service charges.

Advantages

2.	What are the advantages of the Plan?

Participation in the Plan allows you to:

•	Invest the cash dividends on at least the greater of 25 shares or 10% or more of your share balance of common or preferred stock in shares of additional common stock without paying any trading fees or service charges.

•	Purchase additional shares of common stock with optional cash investments, within specified limits (as described in Question 8), without paying any trading fees or service charges.

•	Obtain full investment use of funds because fractional shares, as well as whole shares, will be credited to your account.

•	Avoid cumbersome safekeeping and record-keeping costs because the Plan Administrator provides safekeeping services for the shares purchased under the Plan as well as reporting services that confirm purchases made under the Plan.

•	Have access to your account online and receive quarterly account statements.

Participation

3.	Who is eligible to participate?

You are eligible to participate in the Plan if:

•	You own of record or have in your account 25 or more shares of common stock or 25 or more shares of preferred stock; and

•	You elect to have the dividends on at least the greater of 25 shares or 10% of your share balance invested under the Plan (the “minimum reinvestment requirement”).

You are not required, however, to participate in the Plan with all classes of our stock listed in your name. For example, you may reinvest your common stock dividends, but you do not also need to reinvest your dividends on any series of preferred stock.

If your shares are registered in a name other than your own (for example, in the name of a broker or a nominee) and you want to participate, you must make the appropriate arrangements with your broker or nominee for you to become a stockholder of record by having at least 25 of your shares transferred to your own name.

You may not enroll in the Plan by purchasing your initial 25 shares of common stock through the Plan.

If at any time you do not meet the minimum reinvestment requirement, your dividends will no longer be reinvested and you will receive your dividend entitlement in cash.

4.	How does an eligible stockholder participate?

Enrollment is available online through shareowneronline.com or by contacting the Plan Administrator and completing an authorization form (“authorization form”). Copies of this prospectus, including the authorization form, may be obtained at any time by contacting the Plan Administrator at the address set forth in Question 20.

You may change your dividend reinvestment election at any time online through shareowneronline.com, or by contacting Wells Fargo as set forth in Question 20. To be effective with respect to a particular dividend, any such change must be received by the Plan Administrator on or before the record date for that dividend. Record dates normally occur in the second week of March, June, September and December.

If you choose not to reinvest any of your dividends, the Plan Administrator will remit any dividends to you by check or automatic deposit to a bank account that you designate.

5.	When may you join the Plan?

If you are an eligible stockholder (see Question 3), you may join the Plan at any time.

If the Plan Administrator receives your dividend election change/enrollment online or authorization form on or before the record date for a particular dividend, then your reinvestment will begin with that dividend.

If your dividend election change/enrollment online or authorization form is received after the record date established for a particular dividend, your reinvestment of dividends will not begin until the dividend payment date following the next record date. (See Questions 7, 8, 11 and 12 for information concerning optional cash investments.)

Dividend payment dates for common stock normally are on the 15th day of January, April, July and October. Record dates for common stock dividends normally occur in the second week of the month preceding the dividend payment dates.

6.	What does the dividend election change/enrollment online or authorization form provide?

The dividend election change/enrollment online or authorization form allows you to indicate the extent to which you wish to participate in the Plan. By checking the appropriate box, you may choose to reinvest cash dividends paid on 25 or more shares of common stock or preferred stock registered in your name in additional shares of common stock.

If you elect to reinvest on only a part of your record shares, you should indicate the number of shares (at least the greater of 25 shares or 10% or more of your share balance) to be included in the Plan. Unless you indicate a specific number, dividends on all shares of common stock or preferred stock registered in your name will be reinvested.

Dividends on all shares purchased for your account under the Plan and held by the Plan Administrator will be paid to the Plan Administrator and automatically reinvested in additional shares of common stock.

You may change the extent of your participation in the Plan at any time after enrollment online or by notifying the Plan Administrator, provided that you continue to have the dividends on at least the greater of 25 shares or 10% or more of your share balance of common stock or preferred stock reinvested under the Plan at all times.

If the notification is received before the record date established for a particular dividend, the change in the extent of your participation will be effected with that dividend. If the notification is received on or after the record date established for a particular dividend, the change in the extent of your participation will be effected with the dividend following the next record date.

7.	How are optional cash investments made?

You are not required to make optional cash investments. However, you may make optional cash investments at any time only if you have elected to reinvest the dividends paid on at least the greater of 25 shares or 10% of your share balance of common or preferred stock registered in your name.

You can send a personal check drawn on a North American Financial Institution in U.S. dollars for each optional cash investment or authorize an individual automatic deduction from your bank account through shareowneronline.com. If you submit a check, please include the contribution form from your Plan statement. All checks should be made payable to “Shareowner Services.” Mail the check and the contribution form from your Plan statement to the address specified on the Plan statement.

If you wish to make regular monthly optional cash investments, you may authorize automatic monthly deductions from your bank account. The direct debit will occur on the 12th day of each month.

8.	What are the limitations on the amount of optional cash investments?

The investment minimum is $50. Optional investments may not total more than $10,000 per calendar month. You do not need to send the same amount of money each time. There is no obligation to make optional cash investments.

If you hold stock in more than one account with the same name and social security number or tax identification number, you will be considered a single participant for purposes of the $10,000 limitation on monthly optional cash investments. If you have shares of common stock registered in your name and other shares registered under a nominee’s or broker’s street name, or in the name of a corporation, trust, co-tenancy, partnership or other entity of which you are an “affiliate,” you and all of your affiliates may only invest a total of $10,000 per month under the Plan. For purposes of this Plan, “affiliate” is defined in the same manner as in Rule 405 of the Securities Act of 1933, as amended, (the “Securities Act”) and includes any person or persons controlling, controlled by or under common control with you.

Separate custodial or trust accounts for separate beneficiaries will, however, be entitled to invest up to $10,000 per account each month.

Purchases Under the Plan

9.	How and when is common stock acquired under the Plan?

The shares to be acquired under the Plan are expected to be purchased by the Plan Administrator directly from us. However, if we are not making newly issued shares available for purchase under the Plan, the Plan Administrator will purchase shares of common stock for the Plan in the open market.

For the reinvestment transaction, the Plan Administrator will acquire shares of common stock on or about the relevant investment date. In any month in which a common stock dividend is paid, the investment date for the dividend reinvestment is the common stock dividend payment date. In any other month, the investment date is the 15th day of such month. If, however, the investment date falls on a date when the New York Stock Exchange (“NYSE”) is closed, the first day on which the NYSE is open immediately succeeding such date will be the investment date.

In the event that the number of shares of common stock purchased for your account is not an even number of shares, your account will be credited with the full number of shares and a fraction of a share computed to three decimal places.

10.	At what price will shares of common stock be purchased under the Plan?

The price of shares of common stock purchased directly from us under the Plan with reinvested dividends or optional cash investments will be the closing price of the common stock on the NYSE as of the investment date.

The price of shares of common stock purchased in the open market with reinvested dividends or with optional cash investments will be the weighted average price of the common stock purchased for the Plan by the Plan Administrator on the applicable investment date, exclusive of taxes and commissions.

11.	When is optional cash invested?

Optional cash investments are processed on or about the relevant investment date (see Question 9).

Therefore, if you have elected to participate in the Plan by having the dividends on all or part of your shares reinvested and you wish to make optional cash investments as well, you are encouraged to mail your checks for optional cash investments so they reach the Plan Administrator and clear as good funds before each investment date. All such investments received by the Plan Administrator on or after the investment date will be held for investment in the following month.

No interest will be paid by us or the Plan Administrator on optional cash investments held by the Plan Administrator prior to investment.

12.	Under what circumstances will optional cash investments be refunded or returned?

You may obtain a refund of an optional cash investment, provided that the Plan Administrator receives written notice at least two business days prior to the investment date. As long as the check for the optional cash investment has cleared, the Plan Administrator promptly will refund your cash investment.

In addition, if you send in optional cash investments and you are not participating in the Plan or eligible to participate in the Plan, your check will be returned to you.

Costs

13.	Who pays the expenses in connection with purchases under the Plan?

We pay the expenses for purchases under the Plan. You will not pay trading fees or service charges for purchases made under the Plan. However, if you request the Plan Administrator to sell any of your shares, you must pay a fee of $15 plus any applicable trading fees ($0.12 cents per share as of December 7, 2015) and any other applicable fees described under “Plan Investment Summary and Fees.”

The fee for selling any of the shares in your account plus any applicable trading fees or other costs will be deducted from the proceeds from the sale of your shares.

There is no charge if you request a withdrawal of full-shares or if you deposit full-shares into your account. Fractional shares are not available and will be settled in cash.

Your Accounts and Reports

14.	What kinds of accounts are maintained under the Plan, and what reports will be furnished?

If you do not already have an account with the Plan Administrator, upon enrollment, the Plan Administrator will establish and maintain an account for you reflecting your participation in the Plan. If you already have an account with the Plan Administrator, your account will reflect your participation in the Plan. All shares purchased for you under the Plan will be credited to your account. The Plan Administrator will mail to you a statement confirming any purchase of shares soon after the purchase is made and you will receive quarterly account statements. Your last quarterly statement for the year will include your 1099-DIV for tax purposes. (See also, WHERE YOU CAN FIND MORE INFORMATION on page 1.)

You may also access your account online at shareowneronline.com. You need to know your account number to gain access to your account.

Certificates for Shares

15.	Will certificates be issued for common stock purchased under the Plan?

No. Your shares will be held in your account in book-entry form by the Plan Administrator. This feature protects against loss, theft or destruction of stock certificates. The number of shares purchased for your account under the Plan will be shown online and on your statement of account.

16.	Can you deposit certificates for shares of common stock in your account by transferring stock certificates that you possess?

Yes. If you hold certificates for common stock, you may send the certificates to the Plan Administrator at the address set forth in Question 20 and have them registered in the name of the Plan Administrator, who will add them to your account and hold them for you in safekeeping. If mailed, it is suggested that such items be mailed by registered mail, with return receipt requested, properly insured.

The method of delivery of your stock certificate(s) is at your election and at your risk.

17.	Can you withdraw certificates for shares from the Plan?

No. Your shares will be held in your account in book-entry form by the Plan Administrator. This feature protects against loss, theft or destruction of stock certificates. The number of shares for your account under the Plan will be shown online and on your statement of account.

Termination of Dividend Reinvestment or Withdrawal from the Plan

18.	How do you voluntarily terminate the reinvestment of dividends or withdraw from the Plan?

You may discontinue the reinvestment of your dividends and optional cash investments at any time by providing notice to the Plan Administrator online at shareowneronline.com or in writing at the address set forth in Question 20.

To be effective for a particular dividend payment, the Plan Administrator must receive notice three business days prior to the dividend payment date. If the request is received less than three business days prior to the dividend payment date, then that dividend will be reinvested. However, all subsequent dividends will be paid in cash on all balances unless you re-enroll in the Plan. In addition, you may request that all or part of your shares be sold. If your shares are sold, you will receive the proceeds less a charge of $15 plus trading fees ($0.12 cents per share as of December 7, 2015) and any other applicable fees described under “Plan Investment Summary and Fees.”

Upon withdrawal from the Plan, you will no longer be eligible to make optional cash investments. If your notice of withdrawal is not received by the Plan Administrator at least two business days prior to the investment date, any optional cash investments previously submitted or authorized will be invested.

19.	Can your participation in the Plan be terminated for any other reason?

Yes. In the event you fail to meet the minimum reinvestment requirement (at least the greater of 25 shares or 10% of your share balance), your dividends will no longer be reinvested, future dividends will be paid to you in cash and you will not be eligible to make optional cash investments. The Plan Administrator will continue to hold your shares unless you request their sale or issuance.

Your participation in the Plan may be terminated by the Plan Administrator, in its sole discretion, if you repeatedly enroll and then terminate Plan participation.

Administration

20.	Contact Information

Internet

shareowneronline.com

Available 24 hours a day, 7 days a week for access to account information and answers to many common questions and general inquiries.

To enroll in the Plan:

1.	Go to shareowneronline.com

2.	Select Sign Up Now!

3.	Enter your Authentication ID* and Account Number

* If you do not have your Authentication ID, select I do not have my Authentication ID. For security, this number is required for first time sign on.

Email

Go to shareowneronline.com and select Contact Us.

Telephone

1-877-OXY-8166 (Toll-Free)

651-450-4064 outside the United States

Shareowner Relations Specialists are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Central Time.

You may also access your account information 24 hours a day, 7 days a week using our automated voice response system.

Written correspondence and deposit of certificated shares

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

Certified and overnight delivery

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

Other Information

21.	May you request that the Plan Administrator sell shares of common stock held in your account?

Yes. While continuing to participate in the Plan or upon termination of your participation in the Plan, you may request that the Plan Administrator sell some or all of the full shares in your account by accessing your account online at shareowneronline.com; by writing to the Plan Administrator at the address set forth in Question 20; or by calling the toll-free number set forth in Question 20. All sales by the Plan Administrator will be made in the open market.

Full and fractional shares sold on behalf of terminating participants may be combined with those of other terminating participants, in which case the proceeds for each participant will be based on the average sales price of all such shares.

If you choose to sell shares, the Plan Administrator will deduct from the proceeds of the sale of your shares a charge of $15, plus trading fees ($0.12 cents per share as of December 7, 2015), any transfer tax, which will reduce the gain or increase the loss reported by you for tax purposes and any other applicable fees described under “Plan Investment Summary and Fees.”

22.	What happens to your account if all shares of common stock or preferred stock in your own name are transferred or sold?

Participation in the Plan continues as long as you have enough shares in your account to meet the minimum reinvestment requirement and until such time as you request the sale or issuance of such shares. (See Questions 18 and 19 for information on terminating Plan participation).

23.	What happens if we issue a stock dividend, declare a stock split or have a rights offering?

Any shares of common stock distributed by us as a stock dividend or a stock split on shares of the common stock in your account as of the record date for such a stock dividend or stock split will be credited to your account.

In the event that we make available to our stockholders salable rights to purchase additional shares of common stock or other securities, shares held by the Plan Administrator for participants will be sold and the proceeds invested in additional shares of common stock prior to or with the next regular cash dividend.

If you wish to exercise purchase rights as to shares held by the Plan Administrator, you must notify the Plan Administrator prior to the record date of the rights offering.

Transaction processing may either be curtailed or suspended until the completion of any stock dividend, stock split or corporate action.

24.	How will your shares be voted at meetings of stockholders?

For each meeting of stockholders, you will receive materials in the mail that will contain instructions enabling you to vote shares registered in your name as well as the shares credited to your account.

25.	What are the federal income tax consequences of participation in the Plan?

Generally, any cash dividend reinvested under the Plan will be taxable as ordinary income (to the extent of our current or accumulated earnings and profits) as though the dividend had been received in cash. In this respect, as a participant in the Plan, you are treated the same as stockholders who do not participate.

Your pro rata share of trading fees, if any, paid by us for investments for your account made in the open market must be reported by us as taxable income to you. Such trading fees will become a part of the cost of the shares purchased. The service charges paid by us to the Plan Administrator also may be considered income to you. The service charges, however, may be deductible as a miscellaneous itemized deduction.

A taxable gain or loss generally will be realized by you when your shares (whether purchased with reinvested dividends or with optional cash investments) are sold for your account by the Plan Administrator. Certain Plan participants, including individuals, estates and trusts, may also be subject to a nondeductible 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of stock. You should consult your own tax advisor regarding the application of this tax.

In the case of those participating stockholders, including foreign stockholders, who elect to have their dividends reinvested pursuant to the Plan and whose dividends are subject to United States income tax withholding (including backup withholding), the amount of the tax to be withheld will be deducted from the amount of dividends to determine the amount of dividends to be reinvested.

As a result of the Emergency Economic Stabilization Act of 2008, the Plan Administrator will now report cost basis to both the participants in the Plan at acquisition and the Internal Revenue Service (“IRS”) at the time of sale. The IRS requires stockholders to reinvest a minimum of 10% of their dividend distribution each scheduled disbursement date; this is in addition to the Plan’s 25-share minimum reinvestment requirement. If your account falls below the 10% mandatory threshold, you will be sent a notification outlining your alternatives for dividend reinvestment.

Account statements should be retained to help determine the tax basis of shares acquired under the Plan for computing gain or loss.

The foregoing is intended only as a general discussion of the current federal income tax consequences of participation in the Plan, and may not be applicable to certain participants. You should consult your own tax advisor regarding the foreign, federal, state and local income tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your participation in the Plan or the disposal of shares acquired pursuant to the Plan.

26.	What are the liabilities of Occidental and the Plan Administrator under the Plan?

Neither Occidental nor the Plan Administrator will be liable under the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, any such act or omission that occurs prior to the termination of participation in the Plan regarding the prices at which shares are purchased or shares or other securities are sold for your account as well as the times such purchases or sales are made.

Neither Occidental nor the Plan Administrator can assure you of profits or protect you against losses on shares purchased or held under the Plan.

Stockholders are cautioned that this prospectus does not represent a change in our dividend policy or a guarantee of future dividends, the declaration of which by our Board of Directors will continue to depend upon current and projected earnings, our financial condition and other factors.

27.	Can we amend, suspend or terminate the Plan?

We may, upon written notice to all participants, amend, suspend or terminate the Plan at any time.

28.	What law governs the Plan?

The terms and conditions of the Plan and its operation are governed by the laws of the State of Delaware.

PLAN INVESTMENT SUMMARY AND FEES

Summary

Minimum cash investments	$50.00
Maximum cash investments
Maximum monthly investment	$10,000.00
Dividend reinvestment
Reinvestment options	Full and Partial

Fees

Investment fees
Dividend reinvestment	Company Paid
Check investment	Company Paid
Recurring automatic investment	Company Paid
Dividend purchase trading commission per share	Company Paid
Optional cash purchase trading commission per share	Company Paid
Sales fees
Batch Order	$15.00
Sale trading commission per share	$0.12
Direct deposit of sale proceeds	$5.00
Other fees
Certificate issuance	Company Paid
Certificate deposit	Company Paid
Returned check / Rejected automatic bank withdrawals	$35.00 per item
Prior year duplicate statements	$15.00 per year

USE OF PROCEEDS

We will use the net proceeds from any shares sold pursuant to the Plan for general corporate purposes. We have no basis for estimating either the number of shares that will ultimately be purchased from us, if any, under the Plan or the prices at which such shares will be sold.

PLAN OF DISTRIBUTION

We will pay for all costs of administering the Plan and any brokerage fees, commissions or other service charges incurred as a result of open market purchases of shares. Participants will be required to pay fees and commissions for sales of shares of our stock by the Plan Administrator under the Plan pursuant to a participant’s instructions.

Persons who acquire shares of our stock through the Plan and resell such shares shortly after acquiring them may, under certain circumstances, be participating in a distribution of securities and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which they would be entitled as a participant in the Plan, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our stock so purchased.

Our stock may not be available under the Plan in all states or jurisdictions. We are not making an offer to sell our stock in any jurisdiction where the offer or sale is not permitted.

EXPERTS

The consolidated financial statements and financial statement schedule of Occidental and its consolidated subsidiaries included in Occidental’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which are incorporated by reference in this prospectus, have been audited by KPMG LLP, independent public accountants, as indicated in their report, which is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

Ryder Scott Company, L.P. (“Ryder Scott”), independent petroleum engineering consultants, has reviewed Occidental’s oil and gas estimation process, which review information is included in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus. Ryder Scott’s review information is incorporated by reference herein in reliance upon the authority of said firm in such matters.

LEGAL MATTERS

The legality of the shares of common stock offered under the Plan was passed upon for Occidental by Linda S. Peterson, Esq., as Associate General Counsel of Occidental. Ms. Peterson beneficially owns and has the right to acquire under employee stock options and under the Occidental Petroleum Corporation Savings Plan an aggregate of less than 1 percent of the outstanding common stock of Occidental.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Occidental’s Restated Certificate of Incorporation, as amended, provides for the elimination of personal liability of its directors to the full extent permitted by the DGCL. Article VIII of Occidental’s By-laws, as amended, provides that Occidental shall indemnify directors and officers under certain circumstances for liabilities and expenses incurred by reason of their activities in such capacities, if the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Occidental and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In the case of an action by or in the right of Occidental, no indemnification will be made in respect of any claim, issue or matter as to which the individual is adjudged to be liable to Occidental, unless and only to the extent a court determines that, in view of all applicable circumstances of the case, such individual is fairly and reasonably entitled to indemnity for such expenses.

Occidental has entered into indemnification agreements with each non-employee director and the chief executive officer providing for additional indemnification. These agreements require Occidental to indemnify these individuals to the fullest extent permitted under the DGCL against liability that may arise by reason of their service to Occidental and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. In addition, Occidental has insurance policies that provide liability coverage to directors and officers while acting in such capacities.